March 9, 2018

FP: truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358



OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

THE COMPANY

1. Name of issuer: Viri Systems Inc. d/b/a Eazl Digital Degree Project.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Information about directors (or persons of a similar status or function) of the Issuer:

Name:	Patrick Davis Jones
Dates of Board Service:	20 January 2017 - Present
Principal Occupation:	CEO of Meg Media Inc.
Dates of Service:	1 March 2014 - Present
Principal Business:	E-learning
Responsibilities:	Design, production, and distribution of adult e-learning products

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

OFFICERS OF THE COMPANY

5. Information about officers (or persons of a similar status or function) of the Issuer:

<u>Officers of the Issuer</u>

Name:	Patrick Davis Jones
Title:	CEO
Dates of Service:	20 January 2017
Responsibilities:	Design, production, and distribution of e-learning products.



Name:	Crystal Ludella Jones
Title:	COO
Dates of Service:	20 January 2017
Responsibilities:	Manager of operations and support services.



PRINCIPAL SECURITY HOLDERS

6. Name and ownership level of each entity with more than 20 percent of the issuer's outstanding voting equity securities, calculated on the basis of voting power:

Capitalization Table Prior to the Offering		
Holder	Shares of Common Stock Held	% Vote
Meg Media Inc. ("Eazl")[1]	48,001	75.83%
Picture Show LLC	13,500	21.33%
James M. Falvey	1,800	2.84%
Total Shares Outstanding	*63,301*	

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe the business of the Issuer and anticipated business plan:

The Eazl Digital Degree Project is in the e-learning business. The Issuer exists to design, produce, and distribute high-quality and exceptionally affordable video-based online learning experiences (hereafter, "the courses") at the undergraduate level of higher education. The Issuer's business model is to sell access to the courses to students, both directly and through distribution partnerships. In addition to selling access to the

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[1] Note that Patrick Davis Jones, named in question 5, is the majority owner of Meg Media Inc. ("Eazl").

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

courses, the Issuer may be able to develop products and services related to the courses in the future.

This Issuer is, in many ways, a sister company to Meg Media Inc., the corporation that owns the Eazl brand and a catalog of existing online learning experiences. As of early 2018, Meg Media Inc. has an audience of much more than 100,000 students worldwide and has already authored a selection of bestselling online learning experiences. None of the online learning experiences that Meg Media Inc. has already published comprehensively cover common undergraduate subjects. Therefore, this Issuer is intended to address a group of students that is distinct from, but related to, Meg Media Inc.'s existing audience--namely, students at the undergraduate level of education. It is important to note that Meg Media Inc. and the Issuer will often work together to share audiences and in many other ways.

See section 31 for a more comprehensive description of the Project and the financial forecasts associated with the Issuer.

RISK FACTORS

A crowdfunded investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

March 9, 2018

FP: truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

		# of Shares	Total Proceeds	Net Proceeds
400 Class "A" Common Voting Shares	*Minimum Amt.*	400	$10,000	$8,400
$25 per Share	*Maximum Amt.*	21,200	$530,000	$502,400

This disclosure document contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's leadership. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

8. The following are material factors that make an investment in the issuer speculative or risky:

- Major Production Effort: The Eazl Digital Degree Project involves the creation of a large collection of online learning content. Therefor, the design and production of this content will require the coordination of many people working together in a creative capacity. When groups of people are collaborating on such a large project, complications related to staffing, coordination, and budget management create risks that the collection of content might be produced more slowly than anticipated, which creates business risk.

- Scaling Student Support: Ensuring that the Eazl Digital Degree Project runs smoothly is no small task. Students learning in an online environment benefit greatly from opportunities to demonstrate their work and receive feedback and the Issuer must verify that students have actually completed the coursework they claim to have completed. Every time a student requests and receives feedback or requests verification of completed coursework, the Issuer's student support team incurs a cost (in terms of time and thus money). There is a real risk that the Issuer's support systems will face difficulties serving a large group of students using the Issuer's online coursework to learn and ultimately earn their Digital Degree.

- Demand for Courses: As of early 2018, the majority of the independently-produced online courses (like the ones that the Eazl Digital Degree Project produces and sells) are tailored to the needs of working people, not undergraduate students. Therefore, there is a risk that learners seeking undergraduate coursework will not express a strong demand for the online learning content produced and distributed by the Issuer.

March 9, 2018

FP: truCrowd

Open Until August 31, 2018



Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

- <u>Satisfaction with a Degree from a Non-accredited Organization:</u> While the Eazl Digital Degree Project will verify student coursework and ultimately issue an "undergraduate degree" (the Issuer calls these undergraduate degrees "Digital Degrees"), these Digital Degrees are dissimilar to those issued by traditional "land-grant" universities (like the University of Illinois) or accredited online universities (like the University of Phoenix) in that the Eazl Digital Degree Project is not an accredited higher educational institution and doesn't plan to seek accreditation in the future. Therefore, there is a real risk that some students who earn a Digital Degree through the Issuer will be dissatisfied with the credential they've earned, harming the success of the Issuer.

- <u>Entry of Competitors:</u> The market for video-based online learning offerings is growing fast which attracts new entrants to the market. Also, in-person attendance at many traditional colleges and universities is dropping, which may cause those organizations to offer new online programs. As new competitors enter the market, they could take market share from this Issuer and cause demand for the Issuer's offerings to decline.

- <u>No Operating History:</u> This Issuer has no operating history, with no sales to date and no financial history. If you are investing in this Issuer, it's because you think this is a good idea, that the Issuer leaders can execute it better than the competition, that the Issuer can price its services and products right and sell to enough people that the Issuer will succeed. We are an operational company, but in terms of long term success, it's impossible to know what will happen.

- <u>Issuerions Are Only Estimates:</u> There can be no assurance that the Company will meet those projections. The Company will only succeed (and you will only make money) if there is sufficient demand for its products and services, people think it's a better option than the competition and RBS has priced the services at a level that allows the Company to make a profit and still attract business.

- <u>Valuations are Speculation:</u> Any valuation at this stage is pure speculation. No-one is saying the Issuer is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- <u>Over Reliance on Leadership:</u> We depend on the leaders of this Issuer, named in Questions 5 and 6, to work effectively as a team, to execute our business strategy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of key personnel. Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

services of such individuals could have a material adverse effect on our business and prospects – and several employees have not yet been hired.

THE OFFERING

9. What is the purpose of this offering?

This offering is designed to aggregate the financing that will enable a team with instructional designers, video producers, and production coordinators to plan, create, and distribute the library of content associated with the Issuer.

10. How does the Issuer intend to use the proceeds from this offering (below are estimates):

	If Minimum Offering Amount is Sold	If Maximum Amount Amount is Sold
Total Proceeds	$10,000	$530,000
Less: Offering Expenses		
Platform Fees	$500	$26,500
Escrow Fees	$500	$500
Stock Transfer Agent	$600	$600
Total Net Proceeds	$8,400	$27,600
Use of Proceeds		
Production Expenses	$7,000	$250,000
Marketing and Advertising	$0	$240,000
Legal and Administration	$1,400	$12,400
Total Use of Net Proceeds	$10,000	$530,000

11. How will the Issuer complete this transaction and deliver securities to you?

Upon the close of this Offering, if you have purchased shares in the Issuer, records of your purchase will be filed and managed by an SEC-registered Stock Transfer Agent.

12. How can you cancel your investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Funding Portal will notify investors when the minimum offering amount has been met.

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

If the issuer reaches the minimum offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not re-confirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

<u>The Offering</u>

13. What are the terms of the securities being offered?

Terms: If you own shares in the Issuer, you have information rights, you have rights to participate in the Issuer's annual meetings, and you may receive cash from the Issuer's Revenue Sharing Program.

- Information Rights: You will receive annual reports that disclose information about the financial health of the Issuer and other relevant information about the Issuer.
- Participating in the Issuer's annual meetings: You will be notified when Viri Systems Inc. d/b/a Eazl Digital Degree Project (the incorporated entity for this Issuer) plans to hold its annual meeting. You can attend the meeting (though your attendance is not mandatory) and are entitled to a vote even if you don't own a majority of the Issuer's shares. It is possible that the Issuer will enable attendance by proxy or other means in the future.
- Revenue Sharing Program: Because the Issuer has a Revenue Sharing Program in place, you may receive cash distributions from your investment, though you are not guaranteed to receive any cash payments. You can read more about the Issuer's Revenue Sharing Program in Question 31 of this document.

March 9, 2018

FP: truCrowd

Open Until August 31, 2018



Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

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14. Do the securities being offered entitle investors to voting rights?   ☑ Yes ☐ No

15. Are there limitations on the voter rights mentioned above?   ☐ Yes ☑ No

    Explanation: Because the Issuer is offering Class A Common Stock, each share that you own will entitle you to 1 vote on major decisions related to the Issuer. However, as long as one party retains a majority ownership stake in the Issuer, they will be able to determine all major decisions concerning the Issuer.

16. How may the terms of the securities being offered be modified?

    The terms of the securities cannot be modified after the closing of this Offering.

<u>Restrictions on Transfer of the Securities Being Offered</u>

    The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;[2]
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent,[3] to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

<u>Description of Issuer's Securities</u>

17. What other securities or classes of securities of the issuer are outstanding?

Outstanding Securities and Other Classes of Securities

Class of Security	Securities (or Amount)	Securities (or Amount)	Voting Rights	Other Rights

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[2] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[3] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

March 9, 2018

FP: truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

	Authorized	Outstanding		
Preferred Stock	0	0	n/a	n/a
Class A Common Stock:	1,000,000	63,301	☑ Yes ☐ No	☑ Yes ☐ No

> Detail: The Issuer has a Revenue Sharing Program that entitles all Class A Shareholders to participation in the Revenue Sharing Program. Therefore, you may receive cash distributions from your investment, though the Issuer cannot guarantee that you receive any cash distributions from your Investment. You can read more about the Issuer's Revenue Sharing Program in Question 31 of this document.

Debt Securities:	n/a	$0	n/a	n/a

Securities Reserved for Issuance upon Exercise or Conversion

Class A Common Stock:	1,000,000	0	☑ Yes ☐ No	☐ Yes ☑ No

Bonus Shares

As a part of this offering, purchasers of the shares being offered may be entitled to Bonus Shares depending on details of their investment including, but not limited to, when they invest and how much they invest in the Issuer.

18. May the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?   ☐ Yes ☑ No

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?   ☐ Yes ☑ No

20. Could the exercise of rights held by the principal shareholders identified in Question 6 affect the purchasers of the securities being offered?   ☐ Yes ☑ No

> Yes. Because the principal shareholders identified in Question 6 hold a majority of the voting shares of the Issuer, they could exercise rights that materially impact your investment. Although there are no plans to do either of the following, they could authorize and/or issue additional shares which could cause your ownership share to be diluted and/or modify the Issuer's Revenue Sharing Program which could reduce the amount of cash that is distributed to owners, including you.

21. How are the securities offered being valued?

March 9, 2018

FP: truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

		# of Shares	Total Proceeds	Net Proceeds
400 Class "A" Common Voting Shares	*Minimum Amt.*	400	$10,000	$8,400
$25 per Share	*Maximum Amt.*	21,200	$530,000	$502,400

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

March 9, 2018
FP: truCrowd



Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400



Valuation Average Weights

Weights
of the 5 methods
Valuation weights

The weights for the above mentioned valuation methods are: Scorecard (26%), Check-list (26%), Venture Capital (16%), DCF- Long Term Growth (16%), and DCF with Multiples (16%).

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.



VALUATION

The Average Pre-Money valuation is:	$ 2,409,563
Lower Bound	$ 2,226,000
Higher Bound	$ 2,593,000

The valuation was calculated at pre money **$2,400,000.**

22. What are the risks to me relating to holding a minority ownership stake in the issuer?

Because you are purchasing securities and will own a minority share of the Issuer, you incur certain risks related to being a minority shareholder. These include (but are not limited to):

- **The right to demand current distributions from an operating business is limited.** A majority owner, if they are committed to avoiding any distributions to a

March 9, 2018

FP: truCrowd

Open Until August 31, 2018



Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT		# of Shares	Total Proceeds	Net Proceeds
400 Class "A" Common Voting Shares	*Minimum Amt.*	400	$10,000	$8,400
$25 per Share	*Maximum Amt.*	21,200	$530,000	$502,400

minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to themselves or their relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the Issuer to allow you to share in any of the current income of the Issuer.

- **No right to participate in any management decisions of the company.** The majority owner may make a decision that the investor think is bad and puts your interest in the Issuer at risk. The investor may see the majority owner running the Issuer into the ground. The investor can try to convince him that it is the wrong decision, but they don't have to take your calls.

- **The investor has limited rights, if any, to decide whether or not your interest bought out**. You may want to cash out your interest and do other things with the money. State law may give you the right to force the Issuer to buy you out, but these rights are limited.

- While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to investors associated with corporate actions?

When you purchase and own securities in a company, there are certain risks related to actions that the company (in this case, the Issuer) could take. These include (but are not limited to):

- **Additional issuances of securities:** Following your investment in the Issuer, the Issuer may sell interest to additional investors, which could dilute the percentage interest of your ownership of the Issuer. You might have the opportunity to increase your investment in the Issuer in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Issuer, if any, will depend upon the maturity and the objectives of the Issuer.

- **Issuer repurchases of securities:** The Issuer may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help

March 9, 2018

FP: truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358



OFFERING STATEMENT		# of Shares	Total Proceeds	Net Proceeds
400 Class "A" Common Voting Shares	*Minimum Amt.*	400	$10,000	$8,400
$25 per Share	*Maximum Amt.*	21,200	$530,000	$502,400

by other similarly situated investors to you, and create pressure on you to sell its securities to the Issuer concurrently.

- **A sale of the issuer or of assets of the issuer:** As a minority owner of the Issuer, you will have limited or no ability to influence a potential sale of the Issuer or a substantial portion of its assets. Thus, you will rely upon the executive management of the Issuer and the Board of Directors of the Issuer to manage the Issuer so as to maximize value for shareholders.

- **Transactions with related parties:** You should be aware that there will be occasions when the Issuer may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Issuer will be guided by their good faith judgement as to the Issuer's best interests. The Issuer may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Issuer to its shareholders. By acquiring an interest in the Issuer, you will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Indebtedness of the Issuer

24. Describe the material terms of indebtedness of the Issuer:

The Issuer has received a loan from Meg Media Inc., the majority shareholder in the Issuer, in the amount of $4,000.

25. Has the issuer conducted other exempt offerings within the past three years? ☐ Yes ☑ No

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

- any director or officer of the issuer;

March 9, 2018

FP: truCrowd

Open Until August 31, 2018



Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

- any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
- any immediate family member of any of the foregoing persons.

☐ Yes ☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the Issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the Issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

> Because the Issuer is a new, collaborative effort, the Issuer does not have any relevant financial events to disclose for the period for which financial statements are provided. Also, because the development of the Issuer requires the investment of substantial resources, completing a successful offering at the Minimum Offering amount is necessary for the Issuer to move forward.

> In February of 2018, Issuer received a loan in the amount of $4,000 from Meg Media Inc., the majority shareholder in the Issuer, to be repaid at an unspecified date in the future at a time decided by the Officers of the Company. Additional loans totaling no more than $10,000 (in addition to the $4,000 already loaned) from Meg Media Inc. may be made to the Issuer at any time. These funds may be used to make potential investors in the Issuer aware of the Issuer and to attempt to attract participants in this Offering.

> Upon the successful completion of this Offering, the Issuer will use the Proceeds related to Production Expenses (see the response to Question 10) over 6 years to build the media library needed to launch the Issuer. Because the Issuer will likely be in the position to release products as the media library is built, the Issuer hopes to start earning revenues within 18 months of the close of this Offering. If the Offering is subscribed to an extent that the Issuer has a Marketing and Advertising Budget (see the response to Question 10), those resources will most likely be deployed just prior to and after the completion of the media library needed to launch the Issuer.

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

(This Space Intentionally Left Blank. CPA Reviewed Financial Statements Begin on the Next Page)

March 9, 2018

FP: truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358



OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

Viri Systems Inc. d/b/a Eazl Digital Degree Project
Unaudited Financial Statements for the Period January 1, 2017 to December 31, 2017

Balance Sheet as of December 31, 2017

ASSETS
    CURRENT ASSETS

Cash	$0
TOTAL CURRENT ASSETS	$0

    NON-CURRENT ASSETS

TOTAL NON-CURRENT ASSETS	<u>$0</u>
TOTAL ASSETS	$0

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

TOTAL CURRENT LIABILITIES	$0

    NON-CURRENT LIABILITIES

TOTAL NON-CURRENT LIABILITIES	$0

    SHAREHOLDER'S EQUITY

Common Stock—1,000 authorized shares, 1,000 issued and outstanding shares	$0
TOTAL SHAREHOLDERS' EQUITY	<u>$0</u>
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$0

Income Statement as of December 31, 2017

Operating Income

Sales	$0
Gross Profit	$0

Operating Expense

	$0
Net Income from Operations	$0

Other Income (Expense)

	<u>$0</u>
Net Income	$0

Cash Flow Statement as of December 31, 2017

Cash Flows from Operating Activities

March 9, 2018

FP: truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

		# of Shares	Total Proceeds	Net Proceeds
	Minimum Amt.	400	$10,000	$8,400
	Maximum Amt.	21,200	$530,000	$502,400

Net Income (Loss) For the Period	$0
Net Cash Flows From Operating Activities	$0
Cash Flows From Investing Activities	
	$0
Net Cash Flows From Investing Activities	$0
Cash Flows From Financing Activities	
	$0
Net Cash Flows From Financing Activities	$0
Cash at Beginning of Period	$0
Net Increase (Decrease) in Cash	<u>$0</u>
Cash at End of Period	$0

Notes to Unaudited Financial Statements -- January 1, 2017 to December 31, 2017

ORGANIZATION AND NATURE OF ACTIVITIES

Viri Systems Inc. d/b/a Eazl Digital Degree Project ("the Issuer") is an online education company located in Chicago, Illinois.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. There were no significant estimates used in the preparation of these financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

March 9, 2018

FP: truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358



OFFERING STATEMENT

		# of Shares	Total Proceeds	Net Proceeds
400 Class "A" Common Voting Shares	*Minimum Amt.*	400	$10,000	$8,400
$25 per Share	*Maximum Amt.*	21,200	$530,000	$502,400

Amounts Due to Shareholders

The Company's founders have advanced capital to the Company in the form of cash and by payment of certain formation and startup expenses. The amounts due accrue no interest and are payable from current income as the Company's earnings allow.

Federal Income Taxes

Any loss carryforward to which the Company may be entitled will be applied to future income to reduce income taxes payable. Due the the uncertainty associated with the Issuer's ability to take advantage of these carryforwards, management has elected not to record an associated valuation allowance. Net operating loss carryforwards expire after twenty years if unused.

The Company's federal tax filing for fiscal year 2017 will fall within the statutory period of review by the IRS until 2020.

The above financial statements have been reviewed by a Certified Public Accountant with an active licence in the State of Illinois. Their letter of certification follows on the next page.

(This Space Intentionally Left Blank. CPA Review Letter Begins on the Next Page)

March 9, 2018

FP:  **truCrowd**

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

		# of Shares	Total Proceeds	Net Proceeds
400 Class "A" Common Voting Shares	*Minimum Amt.*	400	$10,000	$8,400
$25 per Share	*Maximum Amt.*	21,200	$530,000	$502,400

Independent Accountant's Review Report

February 6, 2018

Davis Jones, CEO
Viri Systems, Inc.
d/b/a Eazl Digital Degree Project

I have reviewed the accompanying balance sheet of Viri Systems, Inc., d/b/a Eazl Digital Degree Project for the fiscal year ending December 31, 2017, and the related statements of income, retained earnings and cash flows for the year then ended. All information included in these financial statements is the representation of management.

A review consists principally of inquiries of company personnel and analytical procedures applied to the financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Respectfully,

Valerie R. Clemons

Valerie R. Clemons, EA, CPA
Chicago, Illinois

19

March 9, 2018

FP: truCrowd

Open Until August 31, 2018



Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

- Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ͨ predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    - in connection with the purchase or sale of any security? ☐ Yes ☑ No
    - involving the making of any false filing with the Commission? ☐ Yes ☑ No
    - arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No
- Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    - in connection with the purchase or sale of any security? ☐ Yes ☑ No
    - involving the making of any false filing with the Commission? ☐ Yes ☑ No
    - arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No
- Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    - at the time of the filing of this offering statement bars the person from:
        - association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

March 9, 2018

FP: truCrowd

Open Until August 31, 2018



Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

- ■ working in securities, insurance or banking? ☐ Yes ☑ No
- ■ engaging in savings association or credit union activities? ☐ Yes ☑ No
- ■ constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No
- Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
  - ○ suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
  - ○ places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
  - ○ bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No
- Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
  - ○ any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
  - ○ Section 5 of the Securities Act? ☐ Yes ☐ No
- Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No
- Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing,

March 9, 2018

FP: truCrowd

Open Until August 31, 2018



Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

		# of Shares	Total Proceeds	Net Proceeds
400 Class "A" Common Voting Shares	*Minimum Amt.*	400	$10,000	$8,400
$25 per Share	*Maximum Amt.*	21,200	$530,000	$502,400

the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?   ☐ Yes ☑ No

- Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?   ☐ Yes ☑ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: (1) any other material information presented to investors; and (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

(1) On the following page, a copy of the Investor Brief as of March 6, 2018 is included.

(2) The Issuer may issue up to 8,800 bonus shares to investors based on the timing and amount of their investments. The issuance of these shares may dilute your ownership stake in the Issuer.

(This Space Intentionally Left Blank. Investor Brief as of March 6, 2018 Begins on the Next Page)

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400



EAZL DIGITAL DEGREE PROJECT

End Student Debt and Make Quality Higher Education Available for All

- New startup from Team Eazl, a team of successful higher ed innovators.
- The Digital Degree is a revolutionary undergraduate program that costs students a **total of $500** to graduate and issues degrees using blockchain technology.
- Film studio Picture Show Films is enabling the Project to take video-based education to brand new heights in terms of content quality.
- Project is funded by selling stock to any US resident. All owners will receive cash splits from the Project's revenues as well as an equity stake in the startup.
- As in-person enrollment in colleges declines and student debt is a increasingly-important problem, demand for higher education alternatives is growing fast.

Project brief begins on the following page →


Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400



Eazl Digital Degree Project

How to End Student Debt and Make Quality Higher Education Accessible to All

Coming Up:
Adapting to a World of AI and Robots
Mariana's Story
A Revolutionary Higher Education Business Model
The Startup that Does Social Good

March 9, 2018

FP: **truCrowd**

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358



OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

Adapting to a World of AI and Robots

Fixing the exploding costs of college so that the economy of the future works for *everyone*

March 9, 2018
FP: truCrowd



Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	*Total Proceeds*	*Net Proceeds*
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

We know that artificial intelligence and advanced robotics are going to change the way we live and work in the coming years. Today, the #1 source of work-related stress is losing your job to artificial intelligence or new technology.[4]



"I am terrified for our workforce of tomorrow"
- Bill Gates

The fast pace of technological change means that people need affordable and accessible higher education now more than ever. However, the costs of colleges and universities are skyrocketing. In 1979, someone could pay for a year's worth of college tuition by working a part-time, minimum wage job over the summer. Today, it takes a student almost 1,000 minimum-wage working hours to pay for that same tuition (before paying for books, rent, and everything else).[5]



Hours of Minimum Wage Work to Pay for One Year of College Tuition
1000
750
500
250
0
1979
2013
Number of Hours

In 2013 our team at Eazl started working on problems like this. Finding that US colleges were leaving students with massive debts and unprepared for careers, Eazl created and launched what is now the world's bestselling online career course for recent graduates. The course helps recent graduates write resumes, use modern job searching technologies, and develop interviewing skills.

Today, Eazl has published a catalog of online courses that help students learn to use modern technologies and has taught more than 100,000 students worldwide. Eazl has also partnered with the California State University System, top-ranked MBA programs, and community college systems around the US. Next, Eazl is building a new startup that will enable students to earn an undergraduate degree for around $500 that's issued and verified with blockchain technology.

[4] Weichers, Emily. "U.S. Study Reveals Rising Stress at Work Driven by Politics, Artificial Intelligence and Pressure to Master New Skills." *Udemy*, 6 June 2017. Accessed online at goo.gl/wBRic5.
[5] Narula, Svati Kirsten. "The Myth of Working Your Way Through College." *The Atlantic*, 14 April 2014. Accessed online at goo.gl/Ua6R3Z.

March 9, 2018

FP: truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400



March 9, 2018
FP: truCrowd



Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class “A” Common Voting Shares
$25 per Share

	# of Shares	*Total Proceeds*	*Net Proceeds*
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400



How does earning a degree impact a life?
Likely to live 9 years longer
Wages increase by 75% resulting in $2.7 million more in lifetime earnings
20% less likely to have major health problems
40% less likely to interact with the criminal justice system
Likelihood to have a life-long romantic partner increases by 20%

Have you ever known a smart person who never finished their undergraduate degree? Most of us know a person with potential who couldn’t get there. According to the Pew Research Center, two thirds of people who don’t earn degrees fail to earn them because of financial hardship.[6]



Mariana

I want to introduce you to Mariana. She works two jobs--one of them at a coffee shop near Eazl’s offices and another at Dunkin Donuts. She’s the daughter of immigrants, a “Dreamer” who came to the US as child. She’s friendly and works hard. Currently, it is impossible for Mariana to earn a degree. She’s looked into it, and even with scholarships she’ll have to pay $10,000 per year to pay for the most affordable university she can find. Without personal credit or eligibility for student loans, the dream of a degree is impossible for her.

So let’s take a trip to the future. If Mariana doesn’t ever earn a degree, she’s likely to be stuck in low-wage work, to have a lower sense of self-worth, and will to have a difficult time making a living in the new economy. What if Mariana earns her degree? The statistics say she will:

- live 9 years longer and be 20% less likely to have major health problems
- have 75% higher wages and earn $2.7 million more over the course of her life
- increase her chances of having a life-long marriage by 20%
- be 40% less likely to have to interact with the criminal justice system[7]

We all know Mariana. Someone who became a young parent, who started college at the wrong time, who had to work as soon as they were 18, or who didn’t have the right university nearby.

---

[6] Weissman, Jordan. “Why Do So Many Americans Drop Out of College?” *The Atlantic,* 29 March 2012. Accessed online at goo.gl/oztzzt.
[7] “The True ROI of a Bachelor’s Degree.” *University of Florida*. Accessed online at goo.gl/UupNuq.



Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

A Revolutionary Approach to Higher Education

✓ Blockchain Degrees
✓ Network of Experts
✓ Lifetime Access
✓ More Engagement
✓ No Debt

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

Using Eazl's experience teaching more than 100,000 adults in more than 120 countries, the team is pioneering a revolutionary approach to higher education. It's a solution that meets the needs of four groups of people: students, employers, shareholders, and society. The Digital Degree enables students to earn a degree that is, in many ways, superior to the existing undergraduate credential for a total cost of around $500.

The Digital Degree is a collection of 50 video-based learning experiences that, together, offer a well-rounded undergraduate educational experience. These learning experiences cover topics like statistics, humanities, life sciences, economics, reading, and writing. Students earning their Digital Degree will purchase lifetime access to these courses for an average price of around $10 per course directly from Eazl or from Eazl's network of distribution partners like Udemy, the largest online course distributor in the world. The student experience includes:
- completing a collection of 50 undergraduate-level online courses
- creating projects that demonstrate what they've learned in each course
- receiving feedback on their projects as they build a work portfolio
- using modern digital tools like Google Docs and online datasets
- access to Eazl's alumni network of more than 100,000 students worldwide

> "The Digital Degree enables students to earn a degree that is, in many ways, superior to the existing undergraduate credential for a total cost of around $500. "

The Digital Degree is unique relative to traditional college programs:
- **Lifetime Access:** Students have lifetime access to their coursework. This includes bite-sized lectures, interviews with experts and practitioners, and practice activities. Many of these learning experiences also include templates, step-by-step guides, and collections of examples. So if Mariana needs to do statistics at work in 5 years, she can go back to her class, take the lectures she needs, and apply it at work.

March 9, 2018
FP: truCrowd



Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

		# of Shares	*Total Proceeds*	*Net Proceeds*
400 Class "A" Common Voting Shares	*Minimum Amt.*	400	$10,000	$8,400
$25 per Share	*Maximum Amt.*	21,200	$530,000	$502,400

- **Learning from a Network of Experts:** Because students are learning in a video-based environment, they're able to learn from experts and practitioners with diverse backgrounds, geographies, and worldviews in each learning experience.
- **Engaging Learning Experiences:** Eazl has won awards for outstanding production quality. This focus on making the learning experiences attract and retain student's attention has results in a 70% increase in engagement with students (see Figure 1).



Eazl courses tend to be dramatically more engaging than comparables.
Recent Average Rating
4.91
4.27
View All Reviews
Content Consumed
83
49
Learn More
Source: Internal data from Udemy.com

- **Blockchain Security:** the Digital Degree is issued and verifiable using blockchain technology. That means that employers, LinkedIn, and other organizations can verify each student's degree using a unique blockchain-generated ID.

The Digital Degree is an undergraduate degree program that meets the needs of students, employers, creators of the Project, and society. It enables any student with an internet connection and device to earn a well-rounded undergraduate degree with coursework that they can access and a large, global alumni network. The total cost: around $500.

Next Up: Selling Shares to Fund the Creation of a $500 Undergraduate Degree

March 9, 2018

FP: **truCrowd**

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358



OFFERING STATEMENT

400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

The Startup that Does Social Good

Selling Shares to Fund the Creation of a $500 Undergraduate Degree

March 9, 2018
FP: truCrowd



Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	*Total Proceeds*	*Net Proceeds*
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

What are we building? The Digital Degree program: a collection of 50 digital learning experiences. Together, these courses replicate what undergraduates learn in a well-rounded bachelor's degree program. In total, this will be 200-250 hours worth of interactive content. The full Digital Degree program should be available to students no later than December 31, 2025.

Who is involved? The project is being led by the team at Eazl, who have already built multiple best-selling online learning experiences, have taught more than 100,000 students worldwide, and have provided content to companies like Lyft and PayPal. Additional partners include:

- Picture Show Films, a socially-minded production studio in Chicago
- Jim Falvey, a community-oriented securities lawyer
- Florence Hardy, a crowdfund investing pioneer, is facilitating the crowdsale of shares in the project for TruCrowd, an SEC-registered funding portal

How does the startup make money? When a student buys lifetime access to a digital course that's a part of the Digital Degree program. Each course costs students around $10 and is sold through Eazl's platform and other distribution partners like Udemy.com, the world's largest marketplace. Each purchase should result in a 30% profit margin. The primary expenses to the startup are student support costs and marketing expenses.

How do Project supporters make money? By receiving cash distributions through the Project's Revenue Sharing Program and/or when their ownership shares become more valuable

Note: You can look into these financial projections in Appendix II. Also, nobody in from the Digital Degree or from TruCrowd can guarantee any results for you if you buy shares in this startup. Losing 100% of your investment is a real possibility.



Investors in Eazl's previous higher education startup were fully repaid in early 2018.
Now, they're making profits on their investments.
Brian Burwell
Inbox - Gmail January 12, 2018 at 10:22 PM
RE: Eazl Investor Update: Best Quarter Ever || Investors Now Profitable || 2 Bestselling Courses Ever
To: Davis Jones
Davis, belatedly this is very impressive something you should be really proud of (and I'm sure you are)! Responding very well to the twists and turns – well done! Great to get the news
Brian



March 9, 2018
FP: truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

		# of Shares	Total Proceeds	Net Proceeds
400 Class "A" Common Voting Shares	Minimum Amt.	400	$10,000	$8,400
$25 per Share	Maximum Amt.	21,200	$530,000	$502,400

What am I buying as a part owner of the Digital Degree startup? Ownership shares in the Eazl Digital Degree Project, a company registered in Illinois. These shares entitle you to voting rights, revenue participation, and equity ownership. They are just like the shares that all of the founders and creative partners have. In Appendix I of this document, you can read exactly how your ownership stake could make you money.

What are my rights as a part owner? You'll have voting rights, but you won't have enough voting power to force the company to do anything. The startup wants to hear your ideas and you do have the right to attend the annual Digital Degree meeting and owner's party. You will also receive an annual report from the project with financials and details about what's going on.

Why might the Digital Degree project fail? The 5 biggests risks and challenges we'll face are:

1. It's a major production effort and the team could have challenges working together.
2. Providing support to thousands of students could be more expensive than we think.
3. Students might complain that their Digital Degree doesn't come from an accredited university, which might make it hard to grow enrollment in the program.
4. Our financial models might be overestimating demand for these courses.
5. The project relies heavily on the work of Davis Jones, the founder of Eazl. If something were to happen to him, it would be bad for the Project.

Does the Digital Degree program work with Eazl's existing courses? The Digital Degree courses will have the Eazl brand. This program will also cross-promote with Eazl's existing community of 100,000+ students. However, the Digital Degree startup will not receive any revenues from Eazl's existing course catalog. None of Eazl's existing courses are at the undergraduate level.

How do I become an owner of shares in the Digital Degree startup? Any American citizen can become an part-owner of the Digital Degree startup. To learn more, visit digital-degree.com.

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

Appendix I: How Project Owners Could Make Money While Doing Good

When buy shares in the Digital Degree Project, you're buying an ownership stake in the Eazl Digital Degree Project, a corporation. Ownership legally entitles you to potential money in two ways (1) equity ownership in the Project and (2) participation in the Project's revenue sharing program. Below is an example of each.

#1 Your Ownership Stake in the Project Becomes Valuable

Let's say that the Digital Degree Project changes higher education and becomes a big hit like Eazl's Career Hacking course. For example, imagine that there are 10,000 students graduating with Digital Degrees in the each year and *you* were one of the first owners. Let's also say that a socially-responsible company offers $50 million to buy the Project. If this happens, they might buy all the shares of the Project, including yours. Here's how that would work:

(# of Shares You Own / Total # of Project Shares) * 50,000,000 = Your Share of the Buyout

In the scenarios listed on the next page, the total number of Project shares issued is 68,701. If you supported the Project by buying 40 shares, your share of the buyout would look like this:

*(40 / 68,701) * 50,000,000 = **$29,111** cash for you from the buyout*

#2 You Get Money from the Project's Revenue Sharing Program

5% of every dollar made by the Project is put into a Revenue Sharing fund and distributed to owners like you each year, forever. Here's a fun example. In the "Very Successful Scenario" $52,657 is projected to be shared with Reg CF Shareholders in 2028. "Reg CF" stands for "Regulation Crowdfunding," which is the law that enables the Eazl Digital Degree Project to sell ownership shares to Americans like you. So, let's say that you invest $1,000 and buy 40 shares in the Project. This is how the amount of money you receive in 2028 would be calculated:



(# of Shares You Own / Total # of Reg CF Shares) * Reg CF Distribution = Your Share for the Year

The forecast we're using assumes that 5,400 total Reg CF Shares are sold. So, your share for 2023 would look like this:

*(40 / 5,400) * 52,657 = **$390.05** cash for you in 2028*

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

Appendix II: Three Digital Degree Project Success Scenarios

Note: All of the following models show the Project selling 5,400 ownership shares during the investment crowdfunding campaign ($135,000 worth) to fund the creation of the Digital Degree.

The "Very Successful" Scenario

- This scenario projects that 5,000 students enroll in the Digital Degree program each year which is 50% <u>lower</u> than Eazl's most popular courses like Career Hacking, so it is a real possibility that the Project will do much better than this scenario.
- It includes a 75% enrollment growth rate in the first five years after the Digital Degree is launched in 2025.
- In this scenario, $142,778 in cash will have been distributed to Reg CF owners by 2028.

Year	2019	2020	2021	2022	2023	2024
Program Enrollments [1]	5000	5000	5000	5000	5000	5000
# Courses Published	8	16	24	32	40	48
Avg. Rev. / Student [2]	$10	$10	$10	$10	$10	$10
Annual Revenues	$400,000	$800,000	$1,200,000	$1,600,000	$2,000,000	$2,400,000
- Production Costs	$15,583	$15,583	$15,583	$15,583	$15,583	$15,583
- Student Service Costs	$210,000	$420,000	$630,000	$840,000	$1,050,000	$1,260,000
- Marketing / Advertising	$80,000	$160,000	$240,000	$320,000	$400,000	$480,000
- Administrative Costs	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
- Creator Royalties [3]	$18,428	$36,856	$55,284	$73,712	$92,140	$110,568
Operating Expenses	$325,011	$633,439	$941,867	$1,250,295	$1,558,723	$1,867,151
- Reg CF Revenue Shares [4]	$1,572	$3,144	$4,716	$6,288	$7,860	$9,432
Gross Profits	$73,417	$163,417	$253,417	$343,417	$433,417	$523,417
- Taxes	$16,152	$35,952	$55,752	$75,552	$95,352	$115,152
Free Cash Flow	$57,265	$127,465	$197,665	$267,865	$338,065	$408,265
Discounted Cash Flow [5]	$57,265	$108,021	$141,960	$163,031	$174,370	$178,456
Total Reg CF Distributions	$1,572	$4,716	$9,432	$15,720	$23,580	$33,013
Net Present Value [6]	$6,475,238					

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

The "Moderately Successful" Scenario

- This scenario projects 2,000 students enroll in the Digital Degree program annually. This would be considered moderately successful based on other Eazl courses.
- This forecast includes a 50% enrollment growth rate in the first five years after the Digital Degree is launched in 2025.
- In this scenario, $45,137 in cash will have been distributed to Reg CF owners by 2028.

Year	2019	2020	2021	2022	2023	2024
Program Enrollments [1]	2000	2000	2000	2000	2000	2000
# Courses Published	8	16	24	32	40	48
Avg. Rev. / Student [2]	$10	$10	$10	$10	$10	$10
Annual Revenues	$160,000	$320,000	$480,000	$640,000	$800,000	$960,000
- Production Costs	$15,583	$15,583	$15,583	$15,583	$15,583	$15,583
- Student Service Costs	$84,000	$168,000	$252,000	$336,000	$420,000	$504,000
- Marketing / Advertising	$32,000	$64,000	$96,000	$128,000	$160,000	$192,000
- Administrative Costs	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
- Creator Royalties [3]	$7,371	$14,742	$22,114	$29,485	$36,856	$44,227
Operating Expenses	$139,955	$263,326	$386,697	$510,068	$633,439	$756,810
- Reg CF Revenue Shares [4]	$629	$1,258	$1,886	$2,515	$3,144	$3,773
Gross Profits	$19,417	$55,417	$91,417	$127,417	$163,417	$199,417
- Taxes	$4,272	$12,192	$20,112	$28,032	$35,952	$43,872
Free Cash Flow	$15,145	$43,225	$71,305	$99,385	$127,465	$155,545
Discounted Cash Flow [5]	$15,145	$36,631	$51,210	$60,489	$65,745	$67,990
Total Reg CF Distributions	$629	$1,886	$3,773	$6,288	$9,432	$13,205
Net Present Value [6]	$1,619,556					


Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

The "Low Success" Scenario

- This scenario projects that 360 students enroll in the Digital Degree program courses each year. This would be comparable to Eazl's least successful courses.
- It includes a 25% enrollment growth rate in the first five years after the Digital Degree is launched in 2025.
- In this scenario, $8,966 in cash will have been distributed to Reg CF owners by 2028.

Year	2019	2020	2021	2022	2023	2024
Program Enrollments [1]	500	500	500	500	500	500
# Courses Published	8	16	24	32	40	48
Avg. Rev. / Student [2]	$10	$10	$10	$10	$10	$10
Annual Revenues	$40,000	$80,000	$120,000	$160,000	$200,000	$240,000
- Production Costs	$15,583	$15,583	$15,583	$15,583	$15,583	$15,583
- Student Service Costs	$21,000	$42,000	$63,000	$84,000	$105,000	$126,000
- Marketing / Advertising	$8,000	$16,000	$24,000	$32,000	$40,000	$48,000
- Administrative Costs	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
- Creator Royalties [3]	$1,843	$3,686	$5,528	$7,371	$9,214	$11,057
Operating Expenses	$47,426	$78,269	$109,112	$139,955	$170,797	$201,640
- Reg CF Revenue Shares [4]	$157	$314	$472	$629	$786	$943
Gross Profits	-$7,583	$1,417	$10,417	$19,417	$28,417	$37,417
- Taxes	$0	$312	$2,292	$4,272	$6,252	$8,232
Free Cash Flow	-$7,583	$1,105	$8,125	$15,145	$22,165	$29,185
Discounted Cash Flow [5]	-$7,583	$936	$5,835	$9,218	$11,432	$12,757
Total Reg CF Distributions	$157	$472	$943	$1,572	$2,358	$3,301
Net Present Value [6]	$210,344					



OFFERING STATEMENT

		# of Shares	Total Proceeds	Net Proceeds
400 Class "A" Common Voting Shares	*Minimum Amt.*	400	$10,000	$8,400
$25 per Share	*Maximum Amt.*	21,200	$530,000	$502,400

Justification for the Project's $2.4 million Valuation

The Project has used Equidam, a business valuation tool, to estimate a value for the Project. Using their tool, the Project is valued at $2,409,563. We have rounded down to $2,400,000. You can view the full valuation report at bit.ly/eddpvaluation.

Notes and Assumptions Related to these Financial Projections

Assumptions

- These projections assume that the Eazl Digital Degree Project sells $135,000 worth of shares. Because this cash will be put into the Project's production budget, it is also $135,000. If the campaign sells more than $135,000 worth of shares, the production budget would be raised which might increase the annual enrollment growth rate (see below) and would increase total dividend payouts.
- These projections estimate $5.25 in student support costs per enrollment.
- These models allocate 20% of revenues to advertising and growing enrollments.
- The models assume an effective tax rate of 22%.

Notes

[1] - Enrollment estimates are based on comparisons to internal data from previous courses.

[2] - Revenue per enrollment has two parts: (1) the price paid for lifetime access to course materials (2) micro-payments for additional student support.

[3] - "Creator Royalties" are the portions of the Revenue Sharing plan that are distributed to the creative teams (Eazl, Picture Show Films, and Jim Falvey) who earned their shares in the Digital Degree by contributing labor.

[4] - The Revenue Sharing Program and rate of 5% is embodied in the Project's bylaws. This element of the Project's bylaws requires a supermajority vote at the annual meeting to modify. You can view the Project's corporate bylaws in full at bit.ly/eddpbylaws.

[5] - The discount rate reduces the present value of cash flows to reflect the riskiness of the business. A low discount rate is 8% and a high one is 30%. We used 18% for these forecasts.

[6] - The net present value (NPV) is a method of estimating the value of a project that accounts for risk and inflation. To create these models, year 10 is treated as a perpetuity (an asset that generates a constant stream of identical cash flows) but is still subject to the discount rate.

March 9, 2018

FP: truCrowd

Open Until August 31, 2018



Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
400 Class "A" Common Voting Shares
$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 1st of each calendar year.

Once posted, the annual report may be found on the issuer's website at: digitaldegree.eazl.co

The Issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

March 9, 2018

FP:  truCrowd

Open Until August 31, 2018

Eazl Digital Degree Project
PO Box 411221
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

400 Class "A" Common Voting Shares

$25 per Share

	# of Shares	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$8,400
Maximum Amt.	21,200	$530,000	$502,400

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days